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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                        Commission File Number 001-13815

                           NOTIFICATION OF LATE FILING

(Check One):  [X Form 10-K      [_] Form 20-F    [_] Form 11-K    [_] Form 10-Q
              [_] Form N-SAR    [_] Form N-CSR

         For Period Ended: December 31, 2002

[_] Transition Report on Form 10-K           [_] Transition Report on Form 10-Q
[_] Transition Report on Form 20-F           [_] Transition Report on Form N-SAR
[_] Transition Report on Form 11-K


     For the Transition Period Ended: ______________________________________


     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: Not applicable.


                                     PART 1
                             REGISTRANT INFORMATION

Full name of registrant: Sunterra Corporation

Former name if applicable: Not applicable

Address of principal executive office
(Street and number): 3865 West Cheyenne Avenue

City, state and zip code: North Las Vegas, Nevada 89032


                                     PART 11
                             RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)


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          (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

          (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or
[X] portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

     State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     The registrant emerged from bankruptcy proceedings in June 2002. The significant changes in the registrant's business and operations arising from its emergence from bankruptcy have resulted in delays in preparing certain of the information required to be included in the registrant's annual report on Form 10-K for its fiscal year ended December 31, 2002.


                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

         Frederick C. Bauman
         Vice President, General Counsel and Secretary
         Sunterra Corporation
         (702) 804-8600

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 [X] Yes  [_] No

     The registrant's Form 10-K for the fiscal year ended December 31, 2001, Form 10-Q for the quarter ended March 31, 2002 and Form 10-Q for the quarter ended June 30, 2002 were filed with the Securities and Exchange Commission after the required filing date.


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     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                 [X] Yes  [_] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     As a result of the registrant's emergence from bankruptcy proceedings in June 2002, there have been significant changes in the registrant's results of operations compared with the corresponding period for the registrant's last fiscal year. These include changes resulting from adjustments in the carrying values of the registrant's assets due to the registrant's application of "fresh start" accounting in accordance with generally accepted accounting principles. Because of the nature and extent of these changes, it is not possible to summarize in this report the effect of such changes on the results of operations of the registrant.

     Sunterra Corporation has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: March 31, 2003                   By: /s/  Steven E. West
                                           -------------------------------------
                                           Steven E. West,
                                           Senior Vice President and
                                           Chief Financial Officer



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